UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Registrant’s Name)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Annual General Meeting of shareholders (the “Meeting”) of Jayud Global Logistics Limited (the “Company”) convened on May 22, 2026, at 3 A.M., Eastern Time (May 22, 2026, at 3 P.M., local time), at Jayud Group 3A Building, No. 7 Gangqiao Road, Xialilang Community, Longgang District, Shenzhen, Guangdong, PRC, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 13,600,308 votes, including 8,190,708 Class A ordinary shares, par value $0.005 per share of the Company, each of which is entitled to one (1) vote per share, and 108,192 Class B ordinary shares, par value US$0.005 per share of the Company, each of which is entitled to fifty (50) votes per share, respectively, as of April 2, 2026, the record date, were outstanding. There were present in person or by proxy 2,845,276.24 Class A ordinary shares entitled to vote at the meeting and 108,192 Class B ordinary shares entitled to vote at the meeting, which represents 60.70% of all votes attaching to all the shares in issue and entitled to vote on April 2, 2026, the record date.

Proposal 1: 2025 Annual Report on Form 20-F

By an ordinary resolution, to approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.

	For	Against	Withheld/Abstained
Class A shares	2,841,388.20	782.75	3,105.29
Class B shares	108,192.00	-	-
Total votes	8,250,988.20	782.75	3,105.29
Percentage of votes:	99.95%	0.01%	0.04%

Proposal 2: Share Consolidation and Authorization

By an ordinary resolution, to approve, confirm and authorize the following share consolidation (collectively, the “Share Consolidation and Authorization”):

(i)	to approve and authorize the board of directors of the Company (the “Board”) to determine, in its sole discretion, as to how and when to implement and effect, a share consolidation (the “Share Consolidation”), whereby every issued and unissued ordinary share of a par value of US$0.005 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than two hundred and fifty (250)-for-one (1) (the “Range”), with the exact ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion within three years after the conclusion of the Meeting; and

(ii)	to approve and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class.

	For	Against	Withheld/Abstained
Class A shares	2,834,692.52	10,557.07	27.65
Class B shares	108,192.00	-	-
Total votes	8,244,292.52	10,557.07	27.65
Percentage of votes:	99.87%	0.13%	0.00%

Proposal 3: Increase of Share Capital

By an ordinary resolution, to approve that, concurrently with the Share Consolidation and Authorization being effectuated under the above-mentioned proposal, in the event that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares in the share capital of the Company is less than 50,000,000, the Board be authorized, at its absolute discretion, to increase the authorized share capital of the Company by the creation of additional class A ordinary shares and/or class B ordinary shares, in such manner and to such extent as the Board may determine in its absolute discretion, provided that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares following such increase shall be not less than 50,000,000 and that, as a result, the authorized share capital of the Company be correspondingly increased to an amount equal to the new par value determined under the above-mentioned proposal of Share Consolidation and Authorization multiplied by the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares as so increased (collectively, the “Increase of Share Capital”);

	For	Against	Withheld/Abstained
Class A shares	2,830,626.33	14,623.26	27.65
Class B shares	108,192.00	-	-
Total votes	8,240,226.33	14,623.26	27.65
Percentage of votes:	99.82%	0.18%	0.00%

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

By a special resolution, to approve that, subject to approval by the shareholders of the proposal of the Share Consolidation and Authorization and the proposal of the Increase of Share Capital, and entirely conditional upon the effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 22, 2026 (the “New M&A”), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, so long as it is implemented within three years after the conclusion of the Meeting.

	For	Against	Withheld/Abstained
Class A shares	2,831,135.79	12,072.80	2,068.65
Class B shares	108,192.00	-	-
Total votes	8,240,735.79	12,072.80	2,068.65
Percentage of votes:	99.83%	0.15%	0.02%

Proposal 5: General Authorization

By an ordinary resolution, to approve that, with respect to the matters duly approved under these resolutions at the Meeting (collectively, the “General Authorization”):

(i)	GENG Xiaogang, a director of the Company and the chairman of the Board, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Authorization and Increase of Share Capital, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Authorization and Increase of Share Capital;

(ii)	the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and

(iii)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) to be cancelled and that any director or officer of the Company be and is hereby instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates upon request accordingly.

	For	Against	Withheld/Abstained
Class A shares	2,831,282.26	11,267.34	2,727.65
Class B shares	108,192.00	-	-
Total votes	8,240,882.26	11,267.34	2,068.65
Percentage of votes:	99.83%	0.14%	0.03%

Proposal 6: Authorization to Adjourn the Meeting

By an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Authorization to Adjourn the Meeting”).

	For	Against	Withheld/Abstained
Class A shares	2,837,798.03	7,311.08	168.13
Class B shares	108,192.00	-	-
Total votes	8,247,398.03	7,311.08	168.13
Percentage of votes:	99.91%	0.09%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jayud Global Logistics Limited

Date: May 27, 2026	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

4